As filed with the Securities and Exchange Commission on June 3, 2011.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

AEGON COMPANIES PROFIT SHARING PLAN

(FORMERLY AEGON USA, LLC PROFIT SHARING PLAN)

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON Companies Profit Sharing Plan (formerly AEGON USA, LLC Profit Sharing Plan) (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedule filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AEGON Companies Profit Sharing Plan (formerly AEGON USA, LLC Profit Sharing Plan) Year Ended December 31, 2010 With Report of Independent Registered Public Accounting Firm

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON Companies Profit Sharing Plan (formerly AEGON USA, LLC Profit Sharing Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 3, 2011

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2010	2009
Assets
Investments at fair value	$1,172,774	$1,058,286
Notes receivable from participants	28,954	27,189

Net assets available for benefits	$1,201,728	$1,085,475

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(dollars in thousands)	For the Year Ended December 31, 2010
Changes in net assets attributed to
Investment income
Net realized gain and change in net unrealized appreciation (depreciation) in fair value of investments	$95,143
Dividends and interest	14,363

Total investment income	109,506

Interest income on notes receivable from participants	1,606

Contributions
Employer	22,338
Participants	54,117

Total contributions	76,455

Transfers of net assets from other plans	3,948

Total changes attributed to investment income, contributions and transfers	191,515

Benefits paid to participants	(75,262)

Change in net assets	116,253

Net assets available for benefits at beginning of year	1,085,475

Net assets available for benefits at end of year	$1,201,728

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the AEGON Companies Profit Sharing Plan (formerly AEGON USA, LLC Profit Sharing Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of AEGON USA, LLC (the “Company”). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The Plan accepts transfers of net assets from other plans at fair value at the date of transfer.

Plan Amendments

On November 19, 2010, the Company amended and restated the Plan retroactive to January 1, 2010 to remove unnecessary wording and simplify the document.

The Company amended the Plan effective January 1, 2010 to change the name of the Plan to the AEGON Companies Profit Sharing Plan. The Plan was formerly AEGON USA, LLC Profit Sharing Plan.

The Company amended and restated the Plan effective January 1, 2009 to reflect certain Plan language revisions requested by the Internal Revenue Service in connection with the Plan’s 2008 determination letter application and to reflect certain other Plan language revisions required by law.

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions; (b) employer contributions; (c) rollover contributions; and (d) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts biweekly. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participants’ contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $231 and $196 were used to reduce employer contributions for the years ended December 31, 2010 and 2009, respectively. Nonvested forfeited balances were $271 and $148 at December 31, 2010 and 2009, respectively.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s assets.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant who is legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan also permits partial distributions of account balances.

The normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2009 amounts in the Company’s financial statements have been reclassified to conform to the 2010 financial statement presentation.

Investments

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code. TFLIC values Separate Accounts at fair value. The fair value of the units the Plan owns in the TFLIC general account is based on fair value of the underlying investments as determined by the fund sponsor. The TFLIC general account fair value represents contributions made to the fund, plus interest accrued at the fund rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The TFLIC separate accounts, Diversified Investment Advisors (“DIA”) collective trust, mutual funds (Columbia Acorn and Vanguard Small Cap Index) and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, mutual funds and AEGON N.V. common stock at the unit value of each fund.

The Plan has a benefit responsive investment contract with TFLIC, where the contributions are maintained in a general account (“Stable Fund”). The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the contract value of the investment in the Stable Fund, which approximates the fair value relating to these investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. The Plan estimates the fair value of notes receivable from participants as equal to the book value of the loans.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the statement of net assets available for benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the statement of net assets available for benefits date are disclosed, but do not result in an adjustment of the financial statements themselves.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans

The Plan adopted amended guidance (Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans) which required that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest as of the period ended December 31, 2010. Upon the date of adoption, this guidance was applied retrospectively to all prior periods. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

ASC 820, Fair Value Measurements and Disclosures

The Plan adopted guidance (ASU 2010-06, Improving Disclosures about Fair Value Measurements) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

Accounting Guidance Adopted in 2009

ASC 105, Generally Accepted Accounting Principles

The Plan adopted guidance that established the FASB Accounting Standards CodificationTM (“Codification”) as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

ASC 855, Subsequent Events

The Plan adopted guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The adoption did not impact the Plan’s financial position.

3. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Plan has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•	Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

•

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

•

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Plan recognizes transfers between levels as of the beginning of the period.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$51,929	$—	$—	$51,929
Basic material	637	—	—	637
Communications	1,334	—	—	1,334
Consumer - cyclical	954	—	—	954
Consumer - non-cyclical	1,588	—	—	1,588
Diversified	9	—	—	9
Energy	1,054	—	—	1,054
Financial	3,000	—	—	3,000
Industrial	639	—	—	639
Technology	1,929	—	—	1,929
Utilities	93	—	—	93
Other	27	—	—	27

Total equity securities (a)	63,193	—	—	63,193
Debt securities - corporate bonds (b)	—	77	—	77
Unit trusts (c)	3,861	—	—	3,861
Certificates of deposit (d)	—	26	—	26
Money market funds (e)	4,987	—	—	4,987
Mutual funds (e)
Alternative fund	409	—	—	409
Balanced fund	3,396	—	—	3,396
Domestic stock fund	30,096	—	—	30,096
Fixed income fund	1,919	—	—	1,919
International stock fund	2,578	—	—	2,578

Total mutual funds (e)	38,398	—	—	38,398
Common collective trusts (f)	—	118,391	—	118,391
Guaranteed investment contracts (g)	—	380,135	—	380,135
Pooled Separate Accounts (h)	563,706	—	—	563,706

Total assets	$674,145	$498,629	$—	$1,172,774

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$55,417	$—	$—	$55,417
Basic material	111	—	—	111
Communication	154	—	—	154
Consumer - cyclical	272	—	—	272
Consumer - non cyclical	601	—	—	601
Diversified	122	—	—	122
Energy	220	—	—	220
Financial	1,244	—	—	1,244
Technology	1,270	—	—	1,270
Other	5,157	—	—	5,157

Total equity securities (a)	64,568	—	—	64,568
Debt securities - corporate bonds (b)	—	61	—	61
Unit trusts (c)	2,401	—	—	2,401
Certificates of deposit (d)	25	26	—	51
Money market funds (e)	4,257	—	—	4,257
Mutual funds (e)
Alternative fund	480	—	—	480
Balanced fund	2,677	—	—	2,677
Domestic stock fund	14,981	—	—	14,981
Fixed income fund	1,739	—	—	1,739
International stock fund	2,281	—	—	2,281

Total mutual funds (e)	22,158	—	—	22,158
Common collective trusts (f)	—	104,290	—	104,290
Guaranteed investment contracts (g)	—	372,572	—	372,572
Pooled Separate Accounts (h)	487,928	—	—	487,928

Total assets	$581,337	$476,949	$—	$1,058,286

(a)	Equity securities are valued based on exchange listed price quotations or at net asset value (“NAV”) provided by the fund managers.
(b)	Debt securities are classified as Level 1 if the fair value is determined by observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasury and U.S. government agency securities. Securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices included in Level 1, for the asset or prices for similar assets. Level 2 securities include fixed maturity securities for which the Company utilized pricing services and corroborated broker quotes. Securities are classified as Level 3 if the valuations are derived from techniques in which one or more of the significant inputs are unobservable.
(c)	Unit trusts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(d)	Certificates of deposit are classified as Level 1 if the fair value is determined by observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. Level 1 certificates of deposit are highly liquid and short-term in nature. Certificates of deposit are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices included in Level 1, for the asset or prices for similar assets. Level 2 certificates of deposit include medium term deposits for which the Company utilized pricing services and corroborated broker quotes.
(e)	Money market and mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(f)	Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2.
(g)	Guaranteed investment contracts are valued at contract value which approximates fair value as the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
(h)	Pooled Separate Accounts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.

During 2010, there were no transfers between Level 1 and 2, respectively.

4. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2010 as follows:

2010
Equity securities
AEGON N.V.	$(2,048)
Basic material	160
Communications	171
Consumer - cyclical	239
Consumer - non-cyclical	65
Energy	181
Financial	546
Technology	426
All other equity securities	17

Total equity securities	(243)
Unit trusts	458
Mutual funds
Alternative fund	54
Balanced fund	370
Domestic stock fund	4,751
Fixed income fund	142
International stock fund	316

Total mutual funds	5,633
Common collective trusts	15,334
Pooled Separate Accounts	73,922
All other investments	39

$95,143

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	2010	2009
Guaranteed investment contracts (TFLIC stable fund)	$380,135	$372,572
Pooled Separate Accounts
Large growth fund (TFLIC)	128,231	114,720
International equity fund (TFLIC)	64,955	54,659
Large value fund (TFLIC)	68,939	59,236
Common collective trusts (DIA collective trust - stock index fund)	118,391	104,290
Equity securities - AEGON N.V. *	51,929	55,417

*	Less than 5% of the fair value of net assets available for benefits at December 31, 2010.

Quarterly, TFLIC declares an interest rate for the Stable Fund that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the Stable Fund are as follows:

	2010	2009
Based on actual earnings	3.78%	4.52%
Based on average interest rate credited to participants	3.25	4.25

5. Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant’s directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan. The estimated fair value of the notes receivable from participants at December 31, 2010 and 2009 was $28,954 and $27,189, respectively.

6. Income Tax

The Plan received a determination letter (December 23, 2008) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Parties-in-Interest Transactions

In addition to the transactions discussed in Note 2, the Company and its affiliate, DIA, provide all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

SUPPLEMENTAL SCHEDULE

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Year Ended December 31, 2010

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$380,135
Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	**	36,969
Transamerica Financial Life Insurance Company *	Large Growth Fund	**	128,231
Transamerica Financial Life Insurance Company *	Core Bond Fund	**	57,163
Transamerica Financial Life Insurance Company *	Large Value Fund	**	68,939
Transamerica Financial Life Insurance Company *	International Equity Fund	**	64,955
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	**	25,557
Transamerica Financial Life Insurance Company *	Large Core Fund	**	36,971
Transamerica Financial Life Insurance Company *	Short Horizon Strategic Allocation Fund	**	7,241
Transamerica Financial Life Insurance Company *	Short/Intermediate Horizon Strategic Allocation Fund	**	4,305
Transamerica Financial Life Insurance Company *	Intermediate Horizon Strategic Allocation Fund	**	24,313
Transamerica Financial Life Insurance Company *	Intermediate/Long Horizon Strategic Allocation Fund	**	22,088
Transamerica Financial Life Insurance Company *	Long Horizon Strategic Allocation Fund	**	16,026
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	**	24,994
Transamerica Financial Life Insurance Company *	Small Core Fund	**	45,954

Total Separate Accounts of insurance company			563,706
Diversified Investment Advisors Collective Trust *	Shares of collective trust - Stock Index Fund	**	118,391
Equity securities
AEGON N.V. *	Shares of common stock - 8,307,645	**	51,929

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2010

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Mutual funds
Domestic stock fund - Columbia Acorn	Columbia Acorn Fund	**	9,695
Domestic stock fund - Vanguard	Vanguard Small Cap Index Fund	**	12,231
Other
Personal choice retirement account	Self-directed brokerge account
Equity securities
Basic material		**	637
Communications		**	1,334
Consumer - cyclical		**	954
Consumer - non-cyclical		**	1,588
Diversified		**	9
Energy		**	1,054
Financial		**	3,000
Industrial		**	639
Technology		**	1,929
Utilities		**	93
Other		**	27

Total equity securities			11,264
Debt securities		**	77
Unit trusts		**	3,861
Certificates of deposit		**	26
Money market funds		**	4,987
Mutual funds
Alternative		**	409
Balanced		**	3,396
Domestic stock		**	8,170
Fixed income		**	1,919
International stock fund		**	2,578

Total mutual funds			16,472

Total personal choice retirement account			36,687

AEGON COMPANIES PROFIT SHARING PLAN

(formerly AEGON USA, LLC Profit Sharing Plan)

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2010

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Other (continued)
Notes receivable from participants	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 3.25% to 11.01%		28,954

Total investments			$1,201,728

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON COMPANIES PROFIT SHARING PLAN
(formerly AEGON USA, LLC Profit Sharing Plan)

By:	/s/ Brenda K. Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President Chief Operating Officer
AEGON USA, LLC

June 3, 2011